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Form C

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Cover Page

Name of issuer:

Neurohacker Collective, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: WY
Date of organization: 11/17/2015

Physical address of issuer:

5938 Priestly Drive
Suite 200
Carlsbad CA 92008

Website of issuer:

http://neurohacker.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $100,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$700,000.00

Deadline to reach the target offering amount:

4/30/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

20

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,320,844.00	$740,455.00
Cash & Cash Equivalents:	$287,036.00	$193,043.00
Accounts Receivable:	$89,549.00	$57,084.00
Short-term Debt:	$1,205,864.00	$624,140.00
Long-term Debt:	$725,000.00	$500,000.00
Revenues/Sales:	$6,624,934.00	$4,925,699.00
Cost of Goods Sold:	$2,244,234.00	$2,044,315.00
Taxes Paid:	$18,981.00	$0.00
Net Income:	($908,863.00)	($2,129,494.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Neurohacker Collective, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Daniel Schmachtenberger	Chief Strategy Officer	Neurohacker Collective	2015

	Officer	Collective	
Jordan Greenhall	Executive Chairman	Neurohacker Collective	2015
James Schmachtenberger	CEO	Neurohacker Collective	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Hakan Lindskog	Chief Operating Officer	2017
Shawn Ramer	Senior Vice President	2017
Daniel Schmachtenberger	Chief Strategy Officer	2015
Jordan Greenhall	Executive Chairman	2015
James Schmachtenberger	CEO	2015
Mark How	Chief Revenue Officer	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Critical Path Strategies Inc. (Controlled by Daniel Schmachtenberger)	2555859.0 Founders' Units	26.72
Brilliance Consulting, Inc (controlled by James Schmachtenberger)	3169481.0 Founder's Units	33.14
Crest Industries, LLC (Controlled by Jordan Greenhall)	2800000.0 Founder's Units	29.27

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Our products are subject to government regulation, both in the United States and abroad, which could increase our costs significantly and limit or prevent the sale of our products
> The manufacture, packaging, labeling, advertising, promotion, distribution, and sale of our products are subject to regulation by numerous national and local governmental agencies in the United States and other countries. The primary regulatory bodies in the United States are the FDA and the FTC, and we are also subject to similar regulators in other countries. Failure to comply with these regulatory requirements may result in various types of penalties or fines. These include injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Individual states also regulate nutritional supplements. A state may interpret claims or products presumptively valid under federal law as illegal under that state's regulations. In markets outside the United States, we are usually required to obtain approvals, licenses, or certifications from a country's ministry of health or comparable agency, and comply with local labeling and

packaging regulations, all of which vary from country to country. Approvals or licensing may be conditioned on reformulation of products or may be unavailable with respect to certain products or product ingredients. Any of these government agencies, as well as legislative bodies, can change existing regulations, or impose new ones, or could take aggressive measures, causing or contributing to a variety of negative consequences, including:

- requirements for the reformulation of certain or all products to meet new standards,
- the recall or discontinuance of certain or all products,
- additional record keeping,
- expanded documentation of the properties of certain or all products,
- expanded or different labeling,
- adverse event tracking and reporting, and
- additional scientific substantiation.

Any or all of these requirements could have a material adverse effect on us. There can be no assurance that the regulatory environment in which we operate will not change or that such regulatory environment, or any specific action taken against us, will not result in a material adverse effect on us.

Varying state laws
Although the federal government has the right to regulate our products, which it has in fact done, state and municipal governments may adopt additional laws and regulations that further negatively affect our business. States that currently have laws that regulate certain aspects of our products, could, in the future, reverse course and adopt new laws that further regulate or negatively affect the nutraceutical industry. These state laws, like the federal laws, may adversely affect our ability to do business, and adverse enforcement actions under these laws may lead to costly litigation and a closure of our businesses, which, in turn, could significantly and negatively impact our business, operations and financial condition.

Regulation is dependent on the federal and/or state government or particular divisions thereof and is subject to change and differing interpretation by regulators.
Regulation of our market is complex and there is no guarantee that our suppliers, marketing channels or government regulators will not interpret regulations or policies in such a way as to cause a disruption in our business. Such interpretations can interrupt our supply chain as these parties undertake scrutiny of raw materials and components of raw materials and products, causing certain suppliers or us to discontinue, change or suspend the sale of certain ingredients or components. Such interpretations can also interrupt our product and marketing efforts if we are required to change our marketing approach or modify our product. If this happens, the results could have negative implications for the operations and profitability of the business.

We are dependent upon the uninterrupted and efficient operation of our facilities. Those operations are subject to power failures, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment, natural or other disasters and the need to comply with the requirements or directives of government agencies, including the FDA. There can be no assurance that the occurrence of these or any other operational problems at our facilities would not have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property rights.
Given the importance of brand recognition to our business, we have invested considerable effort in seeking trademark protection for our core brands, including the Qualia family of brands. However, we cannot be certain that the steps we have taken will be sufficient to protect our intellectual property rights in our brands adequately or that third parties will not infringe upon or misappropriate any such rights. Our trademark registrations and applications can potentially be challenged and cancelled or narrowed. Currently, our right to register the Qualia trademark in the United States is being challenged at the Patent and Trademark Office by a third party. We are contesting that claim. The outcome is uncertain. To date, the third party has not demanded that we cease using the Qualia trademark in the marketplace.

Moreover, some of the countries in which we operate offer less protection for, and may subject these rights to higher risks, than is the case in Europe or North America. In addition, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our core products or brands, including our Qualia family of brands, our future financial condition and our ability to develop our business could be materially adversely affected.

Other companies have from time to time taken, and may in the future take, actions that we believe violate our intellectual property rights and we may decide to enforce our rights against such actions. Uncertainties inherent in such litigation make the outcome and associated costs difficult to predict. If unsuccessful, the legal actions could result in the invalidation of some of our intellectual property rights, which could materially adversely affect our business.

We rely upon a combination of security measures, confidentiality policies, contractual arrangements and trade secret laws to protect our proprietary formulae and other valuable trade secrets. We may also rely upon patent, copyright and trademark laws to further protect our intellectual property rights. We cannot, however, be certain that the steps we take will prevent the development and marketing of similar, competing products and services by third parties. Any future patents that we obtain may not be sufficiently broad to protect us against third parties with similar products or to provide us with a competitive advantage. Moreover, our patents can potentially be challenged and narrowed or invalidated. Trade secrets are difficult to protect, and despite our efforts may become known to competitors or independently discovered. The confidentiality agreements we rely upon with our employees, customers, contractors and others may be breached, and we may not have adequate remedies for such breach. Failure to adequately protect our valuable intellectual property from being infringed or misappropriated could materially adversely affect our business.

We face intense competition from competitors that are larger, more established and that possess greater resources than we do, and if we are unable to compete effectively, we may be unable to maintain sufficient market share to sustain profitability.
Numerous manufacturers and retailers compete actively for consumers. There can be no assurance that we will be able to compete in this intensely competitive environment. In addition, similar products can be purchased in a wide variety of channels of distribution. These channels include the Internet. Additional national or international competitors could enter the market at any time and may seek in the future to enter or to increase their presence in the nutraceutical industry. Increased competition in either or both could have a material adverse effect on us.

The alternative health industry faces strong opposition.
Although recent public opinion appears to support holistic approaches to health, including nutraceuticals, it is believed that well-funded, significant businesses may have a strong economic opposition to the nutraceutical industry as currently formed. This could result in lobbying and other activities aimed at halting or rolling back the nutraceutical movement which could have a significant and negative impact on the nutraceutical industry and, consequently, on our business, operations and financial condition.

The nutraceutical industry increasingly relies on intellectual property rights and although we seek to ensure that we do not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against us, which claims may result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition and operating results.
Recently it has become more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We seek to ensure that we do not infringe the intellectual property rights of others, but there can be no assurance that third parties will not assert intellectual property infringement claims against us. These developments could prevent us from offering or supplying competitive products or ingredients in the marketplace. They could also result in litigation or threatened litigation against us related to alleged or actual infringement of third-party rights. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition and operating results.

We may be required to defend ourselves against intellectual property claims from third parties, which could harm our business.
Regardless of merit, there are third-party patents that may cover our products. Third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If a third party asserts that our products or services are infringing upon its intellectual property, these claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and/or prevent us from selling our products. Even if we were to prevail against such claims, any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Furthermore, as a result of an intellectual property challenge, we may find it necessary to enter into royalty licenses or other costly agreements, and we may not be able to obtain such agreements at all or on terms acceptable to us.

Our success depends on attracting and retaining qualified personnel in a competitive environment.
Our business strategy and future success depends, in part, upon our ability to attract, hire and retain highly-skilled managerial, professional service, sales, development, marketing, accounting, administrative, information technology, science, research and infrastructure-related personnel in a competitive environment, who are critical to our business functions. The market for highly-skilled employees is competitive in the labor markets in which we operate. Our business could be materially adversely affected if we are unable to retain key employees or recruit qualified personnel in a timely fashion, or if we are required to incur unexpected increases in compensation costs to retain key employees or meet our hiring goals. If we are not able to retain and attract the personnel that we require, or we are not able to do so on a cost-effective basis, it could be more difficult for us to sell and develop our products and services and execute our business strategy.

We derive a significant percentage of our revenues from one marketing channel. The loss of this channel could materially adversely affect our financial performance.
Our products are sold principally directly to customers and revenues attributable to one marketing channel, Facebook, Inc. ("Facebook"), accounted for up to 25% of our gross sales for the trailing six months. If this channel ceases doing business with us or if we encounter any difficulties in our relationship with Facebook, our business could be materially adversely affected.

We are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies in our industry, and adverse publicity and negative public perception regarding particular ingredients or products or our industry in general could limit our ability to increase revenue and grow our business.
Decisions about purchasing made by consumers of our products may be affected by adverse publicity or negative public perception regarding particular ingredients or products or our industry in general. This negative public perception may include publicity regarding the legality or quality of particular ingredients or products in general or of other companies or our products or ingredients specifically. Negative public perception may also arise from regulatory investigations, regardless of whether those investigations involve us. We are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on us, regardless of whether these reports are scientifically supported. Publicity related to nutritional supplements may also result in increased regulatory scrutiny of our industry. Adverse publicity may have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

Our success depends on sustaining the strength of our brands, particularly our Qualia brand.
The Qualia brands accounted for over 85% of our net sales for the last twelve months. The willingness of consumers to purchase our products depends upon our ability to offer attractive brand value propositions. This in turn depends in part on consumers attributing a higher value to our products than to alternatives. If the difference in the value attributed to our products as compared to those of our competitors narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products. If we fail to promote and maintain the brand equity of our products across each of our markets, then consumer perception of our products' quality may be diminished and our business could be materially adversely affected. Our ability to maintain or improve our brand value propositions will impact whether these circumstances will result in decreased market share and profitability.

Sales of our products are subject to changing consumer preferences, and our success depends upon our ability to predict, identify and interpret changes in consumer preferences and develop and offer new products rapidly enough to meet those changes.
Our success depends on our ability to predict, identify and interpret the tastes, habits and needs of consumers and to offer products that appeal to those preferences. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If

buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to predict accurately which shifts in consumer preferences will be long lasting, or to introduce new and improved products to satisfy those preferences, our sales will decline. In addition, given the variety of cultures and backgrounds of consumers in our consumer base, we must offer a sufficient array of products to continue to maintain our brand and competitive position. As such, we must be successful in developing innovative products across our product categories.

We have a limited operating history.
We are a new company, in a relatively new market and we have no previous experience managing an entity, similar to our company, that operates in the nutraceutical industry. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business enterprise and the new industry in which our company operates.

The nutraceutical industry is a relatively new industry that, as a whole, may not succeed. If that happens, there may not be an adequate demand for our company to succeed. As a relatively new industry, there are few established players whose business models our company can follow or build upon. Similarly, there is limited information about comparable companies available for potential investors to review in making a decision about whether to invest in our business.

Potential investors should further consider, among other factors, our company's prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages. Should such risks arise, our company might not be able to successfully address these risks and uncertainties or successfully implement the company's business plan. If our company fails to do so, such failure could have a significant and negative impact on the company's business, operations and financial condition.

Resources devoted to research and development may not yield new products that achieve commercial success.
Our ability to develop new products depends on, among other factors, our ability to deliver novel and effective applications of psychoneuropharmacology using complex stacks of nutritional supplements. These formulations require significant investment in research and development and testing of new ingredients and new production processes. We devote significant resources to investment in research and development in order to gain a deep understanding of the mind body interface. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of a new product, from discovery through testing to initial product launch, typically takes between one and three years. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with research and development, products that we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully. We cannot assure you that any of our products currently in our development pipeline will be commercially successful.

Commodity price increases will increase our operating costs and may reduce our profitability.
Commodity prices impact our business directly through the cost of raw materials used to make our products, the cost of inputs used to manufacture and ship our products (such as crude oil and energy) and the amount we pay to produce or purchase packaging for our products (such as cardboard and plastic). Commodities such as these are susceptible to price volatility caused by conditions outside of our control, including fluctuations in commodities markets, currency fluctuations and changes in governmental programs. If, as a result of consumer sensitivity to pricing or otherwise, we are unable to increase our prices to offset the increased cost of commodities, we may experience lower profitability and we may be unable to maintain historical levels of productivity.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.
We may be exposed to product recalls and adverse public relations if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brands and lead to decreased demand for our products. Product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may experience product liability claims and litigation to prosecute such claims, and although we maintain product liability insurance, which we believe to be adequate for our needs, there can be no assurance that our insurance coverage will be adequate or that we will be able to maintain adequate insurance coverage.
As a manufacturer and a distributor of products for human consumption, we experience product liability claims and litigation to prosecute such claims. Additionally, the manufacture and sale of these products involves the risk of injury to consumers as a result of tampering by unauthorized third parties or product contamination. If insurance coverage is inadequate or unavailable or premium costs continue to rise, we may face additional claims not covered by insurance, and claims that exceed coverage limits or that are not covered could have a material adverse effect on us.

The international potential of our business subjects us to additional business risks that could cause our revenue and profitability to decline.
We currently make our products available in up to 15 territories internationally and we may increase our international coverage in the future. Although revenues from international sales currently constitutes less than 13% of our overall revenues, this share and exposure to international business risks may increase in the future. The risks associated with our operations outside of the United States include:
•multiple regulatory requirements that are subject to change and that could restrict our ability to manufacture, market or sell our products;
•inflation, recession, fluctuations in foreign currency exchange and interest rates and discriminatory fiscal policies;
•trade protection measures, including increased duties and taxes, and import or export licensing requirements;
•price controls;
•government health promotional programs intended to discourage the use of our products;
•ownership regulations;
•differing local product preferences and product requirements;
•difficulty in establishing, staffing and managing operations;
•differing labor regulations;
•potentially negative consequences from changes in or interpretations of tax laws;
•political and economic instability;
•enforcement of remedies in various jurisdictions;
•changes in foreign medical reimbursement policies and programs; and

•diminished protection of intellectual property in some countries.

Our ingredients are unique and high quality leading to high costs of goods sold. If we are unable to secure adequate capital to fund manufacturing and inventory, we will be unable to meet growing demand for our products.

We may become party to a number of lawsuits that arise in the ordinary course of business in the future. The possibility of such litigation, and its timing, is in large part outside our control. Some of these lawsuits may involve class action claims, which by virtue of involving a large number of potential class members, may require increased costs of defense and risk. While no current lawsuits in which we are involved exist as of the date of this filing, it is possible that future litigation could arise, that could have material adverse effects on us.

Adverse economic conditions may harm our business.
Inflation or other changes in economic conditions that affect demand for nutritional supplements and nutraceutical products could adversely affect our revenue. Uncertainty about current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit markets, negative financial news and/or declines in income or asset values, each of which could have a material negative effect on the demand for our products. Other factors that could influence demand include conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior. These and other economic factors could have a material adverse effect on demand for our products and on our financial condition and operating results.

We may experience liabilities or negative effects on our reputation as a result of real or perceived quality issues, including product recalls, injuries or other claims. Whether real or perceived, contamination, spoilage or other adulteration, product misbranding or product tampering could require us to recall products. While such recalls have not occurred in the past, we cannot assure you that such material product recalls will not occur in the future. We may also be subject to liability if our products or operations violate or are alleged to violate applicable laws or regulations or in the event our products cause, or are alleged to cause, injury, illness or death. Whether real or perceived, reports or allegations of inadequate product quality control with respect to other manufacturers of similar products also could adversely impact sales of our products. In addition, we advertise our products and could be the target of claims relating to false or deceptive advertising under U.S. Federal and state laws as well as foreign laws, including consumer protection statutes of some states. A significant product liability or other legal claim or judgment against us or a widespread product recall may negatively impact our profitability. Even if a product liability or consumer fraud claim is unsuccessful or is not merited or fully pursued, the negative publicity surrounding such assertions regarding our products or processes could materially adversely affect our reputation and brand image and therefore our business.

Our success is dependent on the accuracy, reliability, and proper use of sophisticated and dependable information processing systems and management information technology and any interruption in these systems could have a material adverse effect on our business, financial condition and results of operations. Our information technology systems are designed and selected in order to facilitate order entry and customer billing, maintain customer records, accurately track purchases and incentive payments, manage accounting, finance and manufacturing operations, generate reports, and provide customer service and technical support. Any interruption in these systems could have a material adverse effect on our business, financial condition and results of operations. Like other companies, our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, cybersecurity breaches and other security issues. It is impossible to foresee and protect against all possible failure or breach scenarios whether malicious or accidental. A security breach or interruption could occur due to the actions of outside parties, employee error, hardware or software failures, malfeasance or a combination of these and other actions. Such a breach or interruption in information technology equipment or systems could result in a loss of competitive sensitive business information, disruptions to business operations, damage to our reputation, financial exposure in connection with remediation efforts, investigations, legal proceedings and additional expenses required to mitigate the exposed risk to the systems.

As a part of our business strategy, we may make acquisitions. These acquisitions could disrupt our operations and harm our operating results.
An element of our strategy includes expanding our product offerings, and gaining access to new technology, skills and other resources through strategic acquisitions when attractive opportunities arise. Acquiring additional businesses and the implementation of other elements of our business strategy are subject to various risks and uncertainties. Some of these factors are within our control and some are outside our control. These risks and uncertainties include, but are not limited to, the following:

-any acquisition may result in significant expenditures of cash, equity and/or management resources,
-acquired businesses may not perform in accordance with expectations,
-we may encounter difficulties and costs with the integration of the acquired businesses,
-management's attention may be diverted from other aspects of our business,
-we may face unexpected problems entering geographic and product markets in which we have limited or no direct prior experience,
-we may lose key employees of acquired or existing businesses,
-we may incur liabilities and claims arising out of acquired businesses,
-we may be unable to obtain financing, and
-we may incur indebtedness or issue additional units, which could be dilutive to investors of our business

There can be no assurance that attractive acquisition opportunities will be available to us, that we will be able to obtain financing for or otherwise consummate any acquisitions or that any acquisitions which are consummated will prove to be successful. There can be no assurance that we can successfully execute all aspects of our business strategy.

These and other risks could have a material adverse effect on our business.

We rely on third parties to provide us with materials and services in connection with the manufacturing and distribution of our products.
Unaffiliated third-party suppliers provide us with materials necessary for commercial production of our products, including certain key raw materials and primary packaging materials (such as bottles). We may be unable to manufacture our products in a timely manner, or at all, if any of our third-party suppliers should cease or interrupt production or otherwise fail to supply us or if the supply agreements are suspended, terminated or otherwise expire without renewal. If these suppliers are not able to supply us with the quantities of materials we need or if these suppliers are not able to provide services in the required time period, this could have a material adverse effect on our business.

We also rely on third-party contract manufacturers for the services required to manufacture our products. If any of our manufacturers experience delays, disruptions, labor shortages, equipment breakdowns, financial problems or other issues, our supply chain could be disrupted. We experienced severe supply chain disruptions in the period August thru November of 2017. Those problems have since been resolved.

We also utilize third parties to distribute our products. If any of our third-party distributors fail to distribute our products in a timely manner, or at all, or if our distribution agreements are suspended, terminated or otherwise expire without renewal, our profitability could be materially adversely affected.

The manufacture of many of our products is a highly exacting and complex process, and if we or one of our suppliers should encounter problems manufacturing products, our business could suffer.
The manufacture of many of our products is a highly exacting and complex process, in part due to strict regulatory requirements. Problems may arise during the manufacturing process for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, maintenance of our manufacturing environment, natural disasters, various contagious diseases and process safety issues. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expenses being spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the affected product is released to the market, recall and product liability costs as well as reputation damage may also be incurred. To the extent that we or one of our suppliers experience significant manufacturing problems, this could have a material adverse effect on our business.

We may experience difficulties and delays inherent in the manufacturing and selling of our products, such as: (1) seizure or recalls of products or forced closings of manufacturing plants; (2) the failure to obtain, the imposition of limitations on the use of, or loss of, patent, trademark or other intellectual property rights; (3) our failure, or the failure of any of our vendors or suppliers, to comply with current quality control practices and other applicable regulations and quality assurance guidelines that could lead to temporary manufacturing shutdowns, product shortages and delays in product manufacturing; (4) construction delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products; (5) other manufacturing or distribution problems, including changes in manufacturing production sites and limits to manufacturing capability due to regulatory requirements, changes in types of products produced or physical limitations that could impact continuous supply; (6) availability of raw materials; and (7) restrictions associated with the transportation of goods in and out of foreign countries.

Disruption of our global supply chain could materially adversely affect our business.
Our ability to manufacture, distribute and sell products is critical to our success. Damage or disruption to raw material supplies or our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, strikes, various contagious diseases or other reasons could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could materially adversely affect our business.

If we fail to increase our production and manufacturing capacity, we will be unable to continue to grow and our ability to produce new products, expand within our existing markets and enter into new markets will be limited.
Growth in demand for our products has increased the utilization of our production and manufacturing facilities, including manufacturing capacity provided by third-party manufacturers and packaging capacity with respect to our products. If we are unable to successfully expand our production and manufacturing capacity, we will be unable to continue our growth and expand within our existing markets or enter into additional geographic markets or new product categories. In addition, failure to successfully expand our production and manufacturing capacity will limit our ability to introduce and distribute new products, including our existing pipeline of innovations and product improvements, or otherwise take advantage of opportunities in new and existing markets. Further, increasing our production and manufacturing facilities requires significant investment and build times. Delays in increasing capacity could also limit our ability to continue our growth and materially adversely affect our business.

The holders of the SAFEs may not have control over when the SAFEs are converted into preferred units.

The SAFEs will be converted into shares of our preferred units upon certain circumstances, with no action on the part of the holder. As a result, the SAFEs may be converted at times or under circumstances that are out of the control of the holders. In certain circumstances, such as the sale of the company, an initial public offering or dissolution or bankruptcy, holders may only have a right to receive cash to the extent available, rather than preferred units or other securities. In addition, if the SAFEs are so converted, the holders will lose any rights and preferences of the SAFEs that are not included in the terms of our preferred units.We are under no obligation to convert the SAFEs into preferred units. We may never receive a future equity financing or experience a liquidity event, in which case, the holders could be left holding the SAFEs indefinitely. Unlike convertible notes and other securities convertible into or exchangeable for preferred units, the SAFEs do not have any "default" provisions permitting the holders to demand repayment. We have the discretion as to whether or not to enter into a transaction that causes the conversion of the SAFEs into preferred units, and the holders have no right to demand such a conversion. Only in limited circumstances, such as a liquidity or dissolution event, may the holders demand payment and even then, such payment will be limited to the cash available to us to make such payments.

We have substantial debt, which could materially adversely affect our business and our ability to meet our obligations.

We have indebtedness of $500,000 from Freedom Culture LLC due and payable by March 1, 2020.

We also have indebtedness of $200,000 from Maplewood MHP LLC owed by February 29, 2020.

We also have indebtedness of $200,000 from Gil Oren owed by October 1, 2020.

We also have indebtedness of $100,000 from Gil Oren owed by January 1, 2021.

This amount of debt could have important consequences to us and our investors, including:

•requiring a substantial portion of our cash flow from operations to make interest and principal payments on this debt;
•requiring us to repay the full amount of our debt upon a change of control event;
•making it more difficult to satisfy debt service and other obligations;

•increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs;
•increasing our vulnerability to general adverse economic and industry conditions;
•reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
•limiting our flexibility in planning for, or reacting to, changes in our business and industry;
•placing us at a competitive disadvantage to our competitors that may not be as leveraged with debt as we are; and
•limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase units.

To the extent we become more leveraged, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

The Company may never receive a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities in connection with a future equity financing nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised.

James Schmachtenberger is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Jordan Greenhall is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Mark How is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 95% -- Manufacturing of inventory for the launch of "Qualia Sleep" (working name), a new sleep optimization product.

5% -- Wefunder intermediary fee

If we raise: **$350,000**

Use of Proceeds: 95% -- Our 100k raise use of funds, as well as a placebo-controlled clinical study of Eternus, our flagship longevity product. 5% -- Wefunder intermediary fee

---

If we raise: **$700,000**

Use of Proceeds: 95% -- Our $350k and $100k use of funds, as well as additional expansion into brick-and-mortar retail and direct response television. channels

5% -- Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a

requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),
which provides Investors the right to **units** in the Company ("**Units**"),
when and if the Company sponsors an equity offering that involves **Units**,
on the standard terms offered to other Investors.

Conversion to Equity. Based on our SAFEs, when we engage in an offering of equity interests involving
Units,
Investors will receive a number of Units calculated using the method that results in the greater number of **Units**:

(i) the total value of the Investor's investment, divided by (a) the price of **Units** issued to new Investors multiplied by (b) the **discount rate** (80%) , or
(ii) if the valuation for the company is more than **$65 million** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

(iii) for investors up to the first **$200,000** of the securities, investors will receive a valuation cap of **$60,000,000** and a discount rate of 80%

Additional Terms of the Valuation Cap.
For purposes of option (ii) above, the Company's capitalization will be measured as all
units outstanding at the time,
not including any SAFEs or convertible notes, or any
units reserved and
available for future grant under any equity incentive or similar plan of the Company or to be created or increased in connection with our equity offering at that time.

Investors who receive **Units** subject to
the Valuation Cap will also receive dividend rights.

No Voting Rights.
Investors will have no voting rights.

Private Sales for Major Investors. Investors who invest at least $25,000 and are "accredited investors" will receive the right to purchase a pro-rata share of privately placed securities occurring after an equity offering covered by the SAFEs.

Major Investor Threshold
Definition: A major investor is one who invests a minimum of $25,000.00 and are "accredited investors" as defined by Rule 501 of Regulation D (17 C.F.R. §230.501(a)).

Execution. Investors who invest less than $25,000.00 will typically not execute transaction documents in order to receive Units at the time of an applicable equity offering. Instead, a "Designated Lead Investor" will execute the documents for them, provided that the documents are consistent with the Units received by new investors in the Company, modified, if applicable, based on the terms of the SAFE.

Liquidity Events.

If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Units**, Investors will receive

- units equal to the amount invested by the Investor in the SAFEs divided by the quotient of (a) the Valuation Cap divided by (b) the number of outstanding **Units**, but excluding any **units** reserved and available for future grant under any equity incentive or grant, SAFEs, and/or convertible promissory notes.

Termination of the Company.

If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving **Units**, the Company will pay first the other holders of existing **Units**, based on the terms of the Company's certificate of organization, and then holders of the SAFEs.
If there are not sufficient Company assets to pay holders of the SAFEs the amount of their investments, as determined by the Company's management, payments will be made on a pro-rata basis. In this case, Investors may not recoup part or all of their investment from the Company.

Repurchases.
If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No

16. How may the terms of the securities being offered be modified?

Any provision of this instrument may be amended, waived or modified as follows:

(i) if the Investor is not a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors; (ii) if the Investor is a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors; and (iii) regardless of whether the Investor is or is not a Major Investor, the Valuation Cap may be amended, waived or modified only (i) upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors or (ii) as contemplated in the definition of Valuation Cap.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed 2 Units	3,215,335	3,215,335	No
Series Seed 1 Units	1,200,000	1,200,000	No
Founders Units	9,565,041	9,565,041	Yes
Common Units	10,434,959	3,457,674	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	2,324,063

Describe any other rights:

Series Seed units 1, Series Seed units 2, and Preferred units have right to priority of return on capital from any distributions made by the company and a 1X liquidity preference over common units. Upon conversion SAFE holders will receive Preferred Units, which the company has not yet authorize Founder units have the same rights and liquidation preferences as common units.

The company sometimes refers to Series Seed 1 Units as Class A units, and Series Seed 2 Units as Class B Units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no
voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that

negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **units**. As discussed in Question 13, when we engage in an offering of equity interests involving **Units**, Investors may receive a number of **Units** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Unit** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Units** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **management**. Among the factors we may consider in determining the price of **Units** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **units** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Freedom Culture LLC
Issue date	12/04/17
Amount	$500,000.00
Outstanding principal plus interest	$300,000.00 as of 01/08/20
Interest rate	15.0% per annum
Maturity date	03/01/20
Current with payments	Yes

Interest paid monthly.

Loan

Lender	Freedom Culture LLC
Issue date	03/28/18
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 01/08/20
Interest rate	15.0% per annum
Maturity date	03/01/20
Current with payments	Yes

Interest paid monthly.

Loan

Lender	Gil Oren
Issue date	10/08/18
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 01/08/20
Interest rate	15.0% per annum
Maturity date	10/01/20
Current with payments	Yes

Interest paid monthly.

Loan

Lender	Maplewood MHP LLC
Issue date	02/12/19
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 01/08/20
Interest rate	25.0% per annum
Maturity date	02/29/20
Current with payments	Yes

Interest paid monthly. Interest rate reduced to 20% in connection with maturity date extension.

Loan

Lender	Gil Oren
Issue date	01/08/20
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 01/08/20
Interest rate	15.0% per annum
Maturity date	01/01/21
Current with payments	Yes

Interest paid monthly.

Convertible Note

Issue date	04/04/19
Amount	$575,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$40,000,000.00
[illegible]	[illegible]

Maturity date 06/15/20

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2017	Section 4(a)(2)	SAFE	$50,000	General operations
11/2017	Regulation Crowdfunding	SAFE	$808,454	General operations
8/2018	Regulation Crowdfunding	SAFE	$259,714	General operations
8/2018	Regulation D, 506(c)	SAFE	$80,730	General operations
4/2019	Section 4(a)(2)	Convertible Note	$575,000	General operations
4/2019	Section 4(a)(2)	SAFE	$100,000	General operations
5/2019	Regulation Crowdfunding	SAFE	$369,593	General operations
9/2019	Section 4(a)(2)	SAFE	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

The Company licenses intellectual property to Humanity, Inc., a company that shares common ownership with Neurohacker Collective, LLC. The IP licensing agreement was negotiated on terms considered "arm's length" by the Company.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Founded in 2015, our mission is to create best in class well-being products by employing a unique methodology to research and development based on complex systems science. Rather than overriding regulatory systems with chemicals designed to move a biomarker in a particular direction, this approach focuses on supporting the body's ability to self-regulate.

Our goal is to transform lives for the better by creating products, resources, and tools to help the mind, brain and body perform at their best. Our solutions empower people to be more productive, creative, and compassionate as they pursue their passions and help others do the same. With the help of growth capital, we plan on developing solutions for anxiety, pain, mood, sleep, healthy aging, metabolic health, fitness performance, immune support, and more.

Milestones

Neurohacker Collective, LLC was organized in the State of Wyoming in November

Neurohacker Collective, LLC was organized in the State of Wyoming in November 2015.

Since then, we have:

- Developed a unique complex systems science approach to product development.
- Launched five products in three desirable categories.
- Developed a multi-channel sales model (direct-to-consumer, wholesale, practitioners, Amazon) focused on recurring subscription revenues.
- Generated over $20M in lifetime revenues.
- Reached profitability (on an EBITDA basis) in 2019.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $6,624,934 compared to the year ended December 31, 2017, when the Company had revenues of $4,925,699. Our gross margin was 66.12% in fiscal year 2018, compared to 58.5% in 2017.
- *Assets.* As of December 31, 2018, the Company had total assets of $1,320,844, including $287,036 in cash. As of December 31, 2017, the Company had $740,455 in total assets, including $193,043 in cash.
- *Net Loss.* The Company has had net losses of $908,863 and net losses of $2,129,494 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
- *Liabilities.* The Company's liabilities totaled $1,930,864 for the fiscal year ended December 31, 2018 and $1,124,140 for the fiscal year ended December 31, 2017.

Liquidity & Capital Resources

To-date, the company has been financed with $1,200,000 in debt, $2,060,000 in equity, $575,000 in convertibles, $200,000 in SAFEs, and $1,518,491 in crowdfunded SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Neurohacker Collective, LLC cash in hand is $522,000, as of January 2020. Over the last three months, revenues have averaged $796,000/month, cost of goods sold has averaged $268,000/month, and operational expenses have averaged $503,000/month, for an average net operating margin of $25,000 per month.

During 2019, our revenues grew by 23% to $8.2 million as a result of new product launches and the expansion of our Amazon and wholesale business channels. Revenues in Q4, 2019, were $2.4 million, 47% above the same quarter in the prior year. The gross margin developed favorably from 66% in 2018 to 69% in 2019 as we negotiated better deals with vendors and improved our processes. We also improved the effectiveness of our advertising and subscription model. Advertising and marketing spending was slightly reduced compared to the prior year, resulting in a profit contribution margin of 44%, up from 33% in 2018. Profit contribution rose by 62% to $3.6 million. Overhead expenses grew at a slower rate. EBITDA grew from a loss of $640,000 in 2018 to a profit of $96,000 in 2019 (unaudited). There can be no assurances that we will achieve the same rate of improvement in future years, though.

We expect revenues to continue growing over the next 3-6 months. We plan to grow expenses at a lower rate than revenues, resulting in gradual improvement of EBITDA. However, there can be no assurances that we are successful at executing this strategy. We are raising growth capital to increase our rate of revenue growth by investing in new product development, product launches, a clinical trial and wholesale expansion.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://neurohacker.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Nuerohacker SAFE January 2020
- Neurohacker SAFE Early Bird January 2020

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Daniel Schmachtenberger
- Hakan Lindskog
- James Schmachtenberger
- James Schmachtenberger
- Jordan Greenhall
- Mark How
- Shawn Ramer

Appendix E: Supporting Documents

- Neurohacker_-_LLC_Agreement_FINAL_ALL_SIGNATURES.pdf
- *Add new Form C attachment (admin only)*

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Nuerohacker SAFE January 2020
- Neurohacker SAFE Early Bird January 2020

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Daniel Schmachtenberger
- Hakan Lindskog
- James Schmachtenberger
- James Schmachtenberger
- Jordan Greenhall
- Mark How
- Shawn Ramer

Appendix E: Supporting Documents

- Neurohacker_-_LLC_Agreement_FINAL_ALL_SIGNATURES.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Neurohacker Collective, LLC

By

James Schmachtenberger

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

SIGN

Robert Jordan Hall
Executive Chairman
1/17/2020

Shawn Ramer
Senior Vice President
1/16/2020

Hakan Lindskog
COO
1/16/2020

Mark How
CRO
1/16/2020

James Schmachtenberger
CEO
1/16/2020

Pending Signatures

Daniel Schmachtenberger - Daniel@neurohacker.com
Jordan Greenhall - jordan@neurohacker.com

INVITE ANOTHER PERSON TO SIGN

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT FORM C TO SEC

I MADE A MISTAKE, LET ME EDIT FORM C